# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Indaptus Therapeutics, Inc., CIK 0001857044
CUSIP: 45339J105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 04/28/2026
Amends the filing with accession number 0001829126-26-002858
Filed by CIK 0002120637
Persons authorized to receive notices and communications: Yun Yao, c/o Indaptus Therapeutics, Inc.,, 3 Columbus Circle, 15th Floor,, New York, New York (NY), 10019, (646) 427-2727

## Reporting persons
- Yao Yun (CIK 0002120637): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 41,991,000; shared voting power 0; sole dispositive power 41,991,000; shared dispositive power 0; aggregate amount beneficially owned 41,991,000 (37.1% of the class)
  Comment: Yun Yao beneficially owns 41,991,000 shares of the Issuer's Common Stock. Such shares were acquired pursuant to the Securities Purchase Agreement, dated as of March 19, 2026 (the "Purchase Agreement"), and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 solely for purposes of the Purchase Agreement and the transactions contemplated thereby. For the purpose of clarification, the Reporting Persons have disbanded their group to the extent they may have been deemed to be a group and will no longer operate as a group. The Reporting Person disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein. All percentage calculations herein are based on 113,242,324 shares of Common Stock outstanding of the issuer as of March 31, 2026, based on information provided to the Reporting Person by the Issuer.
- SINO LION VENTURES Ltd (CIK 0002120638): type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 38,895,000; sole dispositive power 0; shared dispositive power 38,895,000; aggregate amount beneficially owned 38,895,000 (34.3% of the class)
  Comment: Sino Lion Ventures Limited beneficially owns 38,895,000 shares of the Issuer's Common Stock. Such shares were acquired pursuant to the Purchase Agreement, and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 solely for purposes of the Purchase Agreement and the transactions contemplated thereby. For the purpose of clarification, the Reporting Persons have disbanded their group to the extent they may have been deemed to be a group and will no longer operate as a group. The Reporting Person disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. The Reporting Person disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein. All percentage calculations herein are based on 113,242,324 shares of Common Stock outstanding of the issuer as of March 31, 2026, based on information provided to the Reporting Person by the Issuer.
- Xu Chenhao: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 38,895,000; sole dispositive power 0; shared dispositive power 38,895,000; aggregate amount beneficially owned 38,895,000 (34.3% of the class)
  Comment: Chenhao Xu is the controlling person of Sino Lion Ventures Limited, a purchaser under the Purchase Agreement. Such shares were acquired pursuant to the Purchase Agreement, and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 solely for purposes of the Purchase Agreement and the transactions contemplated thereby. For the purpose of clarification, the Reporting Persons have disbanded their group to the extent they may have been deemed to be a group and will no longer operate as a group. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The Reporting Person disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein. All percentage calculations herein are based on 113,242,324 shares of Common Stock outstanding of the issuer as of March 31, 2026, based on information provided to the Reporting Person by the Issuer.
- Dai Junyi (CIK 0002022463): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 11,250,000; shared voting power 0; sole dispositive power 11,250,000; shared dispositive power 0; aggregate amount beneficially owned 11,250,000 (9.9% of the class)
  Comment: Junyi Dai beneficially owns 11,250,000 shares of the Issuer's Common Stock. Such shares were acquired pursuant to the Purchase Agreement, and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 solely for purposes of the Purchase Agreement and the transactions contemplated thereby. For the purpose of clarification, the Reporting Persons have disbanded their group to the extent they may have been deemed to be a group and will no longer operate as a group. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The Reporting Person disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein. All percentage calculations herein are based on 113,242,324 shares of Common Stock outstanding of the issuer as of March 31, 2026, based on information provided to the Reporting Person by the Issuer.
- Yang Ting (CIK 0002120636): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 11,250,000; shared voting power 0; sole dispositive power 11,250,000; shared dispositive power 0; aggregate amount beneficially owned 11,250,000 (9.9% of the class)
  Comment: Ting Yang beneficially owns 11,250,000 shares of the Issuer's Common Stock. Such shares were acquired pursuant to the Purchase Agreement, and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 solely for purposes of the Purchase Agreement and the transactions contemplated thereby. For the purpose of clarification, the Reporting Persons have disbanded their group to the extent they may have been deemed to be a group and will no longer operate as a group. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The Reporting Person disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein. All percentage calculations herein are based on 113,242,324 shares of Common Stock outstanding of the issuer as of March 31, 2026, based on information provided to the Reporting Person by the Issuer.
- Deng Lina (CIK 0002120635): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 5,550,000; shared voting power 0; sole dispositive power 5,550,000; shared dispositive power 0; aggregate amount beneficially owned 5,550,000 (4.9% of the class)
  Comment: Lina Deng beneficially owns 5,550,000 shares of the Issuer's Common Stock. Such shares were acquired pursuant to the Purchase Agreement, and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 solely for purposes of the Purchase Agreement and the transactions contemplated thereby. For the purpose of clarification, the Reporting Persons have disbanded their group to the extent they may have been deemed to be a group and will no longer operate as a group. The Reporting Person disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein. The Reporting Person disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein. All percentage calculations herein are based on 113,242,324 shares of Common Stock outstanding of the issuer as of March 31, 2026, based on information provided to the Reporting Person by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Indaptus Therapeutics, Inc.
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Comment:
Explanatory Note.

This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 30, 3026 (the "Original Schedule 13D") by Yun Yao, Sino Lion Ventures Limited, Chenhao Xu, Junyi Dai, Ting Yang, and Lina Deng (each, a "Reporting Person" and collectively, the "Reporting Persons"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

The Amendment is being filed to clarify that the Reporting Persons have disbanded their group to the extent they may have been deemed to be a group under the Purchase Agreement and will no longer operate as a group.

In addition, this Amendment is being filed because Lina Deng has ceased to be the beneficial owner of more than five percent of the shares of Common Stock as a result of an increase in the number of shares of Common Stock outstanding of the Issuer. This Amendment is the final amendment to the Original Schedule 13D and constitutes an "exit filing" for Lina Deng.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D is amended by adding the following sentence:

For the purpose of clarification, the Reporting Persons have disbanded their group to the extent they may have been deemed to be a group and will no longer operate as a group.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 of the cover pages of this Schedule 13D (including the accompanying comments thereto) is incorporated herein by reference. The ownership information presented herein represents beneficial ownership of shares of Common Stock as of the date of this filing, based upon 113,242,324 shares of Common Stock outstanding as of March 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of the cover pages of this Amendment (including the accompanying comments thereto) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in this Amendment, none of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of an increase in the number of shares of Common Stock outstanding of the Issuer, Lina Deng ceased to be the beneficial owner of more than five percent of the shares of the Issuer's Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated as of March 30, 2026, by and among Yun Yao, Sino Lion Ventures Limited, Chenhao Xu, Junyi Dai, Ting Yang, and Lina Deng (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed with the SEC by the Reporting Persons on March 30, 2026).

https://www.sec.gov/Archives/edgar/data/1857044/000182912626002858/indaptustherap_ex99-2.htm

## Signatures
- Yao Yun: /s/ Yun Yao, Yun Yao (04/28/2026)
- SINO LION VENTURES Ltd: /s/ Chenhao Xu, Chenhao Xu / Authorized Signatory (04/28/2026)
- Xu Chenhao: /s/ Chenhao Xu, Chenhao Xu (04/28/2026)
- Dai Junyi: /s/ Junyi Dai, Junyi Dai (04/28/2026)
- Yang Ting: /s/ Ting Yang, Ting Yang (04/28/2026)
- Deng Lina: /s/ Lina Deng, Lina Deng (04/28/2026)